SEC MAIL PROCESSING
RECEIVED
FEB 26 2014
WASH. D.C.
191
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 720
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Poelma (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue, Ste 400	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046442

FOR OFFICIAL USE ONLY

KW 3/8/14

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGILA CORDOVA
Notary Public
State of Colorado
My Commission Expires: 10/29/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wm Smith & Co.

Financial Statements
and
Independent Auditors' Report
December 31, 2013 and 2012

WM SMITH & COMPANY

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying statements of financial condition of Wm Smith & Company as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

OTHER MATTERS

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 20, 2014
Denver, Colorado

WM SMITH & COMPANY

Statements of Financial Condition

	December 31, 2013	December 31, 2012
Assets		
Assets		
Cash and cash equivalents	$ 536,383	$ 359,739
Marketable securities owned	2,423,454	1,407,064
Non-marketable securities owned	-	625,603
Due from clearing broker	150,938	62,371
Due from stockholders and affiliate	877,587	572,001
Prepaid expenses	49,056	45,058
Other receivables	169,000	1,667
Deposits	22,739	10,496
Property and equipment, net of accumulated depreciation of $59,112 (2013) and $61,762 (2012)	13,726	28,683
Total assets	$ 4,242,883	$ 3,112,682
Liabilities and Stockholders' Equity		
Liabilities		
Accrued liabilities	$ 219,507	$ 128,978
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	681,500	681,500
Retained earnings	3,331,876	2,292,204
Total stockholders' equity	4,023,376	2,983,704
Total liabilities and stockholders' equity	$ 4,242,883	$ 3,112,682

See notes to financial statements.

WM SMITH & COMPANY

Statements of Operations

	For the Years Ended December 31, 2013	For the Years Ended December 31, 2012
Revenues		
Commissions	$ 1,111,515	$ 808,672
Sales income	308,530	30,328
Investment banking revenue	629,671	764,366
Total commissions and investment banking revenue	2,049,716	1,603,366
Investment losses	(17,767)	(10,413)
Trading gains (losses)	1,069,488	(73,980)
Other income	44,250	11,474
Total revenues	3,145,687	1,530,447
Expenses		
Employee compensation and benefits	950,763	1,126,293
Other operating expenses	736,211	630,471
Clearing expenses	251,584	177,704
Depreciation	14,957	11,382
Total expenses	1,953,515	1,945,850
Net income (loss)	$ 1,192,172	$ (415,403)

See notes to financial statements.

WM SMITH & COMPANY

Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2011	50,000	$ 10,000	$ 711,500	$ 2,707,607	$ 3,429,107
Stockholder distributions	-	-	(30,000)	-	(30,000)
Net loss	-	-	-	(415,403)	(415,403)
Balance - December 31, 2012	50,000	10,000	681,500	2,292,204	2,983,704
Stockholder distributions	-	-	-	(152,500)	(152,500)
Net income	-	-	-	1,192,172	1,192,172
Balance - December 31, 2013	50,000	$ 10,000	$ 681,500	$ 3,331,876	$ 4,023,376

See notes to financial statements.

WM SMITH & COMPANY

Statements of Cash Flows

	For the Years Ended December 31,	
	2013	2012
Cash flows from operating activities		
Net income (loss)	$ 1,192,172	$ (415,403)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	14,957	11,382
Investment (gains) losses	(1,051,721)	84,393
Changes in assets and liabilities		
Marketable and non-marketable securities owned	265,098	105,259
Deposit	(12,243)	-
Due from clearing broker	(88,567)	(22,962)
Due from stockholders and affiliate	4,660	(8,194)
Other receivables	(167,333)	25,073
Prepaid expenses	(3,998)	15,989
Accrued liabilities	90,529	(63,929)
Due to stockholders and affiliate	-	(2,710)
	(948,618)	144,301
Net cash provided by (used in) operating activities	243,554	(271,102)
Cash flows from investing activities		
Purchase of non-marketable securities	(4,410)	-
Purchase of property and equipment	-	(450)
Net cash used in investing activities	(4,410)	(450)
Cash flows from financing activities		
Stockholder distributions	(62,500)	(30,000)
Net cash used in financing activities	(62,500)	(30,000)
Net increase (decrease) in cash and cash equivalents	176,644	(301,552)
Cash and cash equivalents - beginning of year	359,739	661,291
Cash and cash equivalents - end of year	$ 536,383	$ 359,739

See notes to financial statements.

Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of cash flow information:

Cash paid for interest for the years ended December 31, 2013 and 2012 was $6,952 and $3,956, respectively.

Supplemental disclosure of non-cash activity:

During the year ended December 31, 2013, the Company's investment in MamaMancini's became a publicly traded security and its value of $212,000 was transferred from non-marketable securities owned to marketable securities owned.

During the year ended December 31, 2013, the Company sold its non-marketable securities owned of $400,246 to a related party.

During the year ended December 31, 2013, the stockholders reduced $90,000 on the balance due from stockholders and affiliate through a non-cash distribution.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wm Smith & Company, an S corporation (the "Company"), is a broker registered with the SEC and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, became licensed as a broker-dealer, and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority, the Company provides brokerage services to customers throughout the United States and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company changed clearing firms to Pershing LLC ("Pershing") from APEX Clearing Broker ("APEX") during 2013. Pershing carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company reports all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

The Company maintains a $150,017 deposit with Pershing to offset certain risks assumed by Pershing related to the clearing and settling of securities and cash transactions on behalf of the Company. This deposit is included in cash and cash equivalents.

Securities Owned

Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies, as well as investments in private investment funds.

Non-marketable securities include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. The difference between cost and estimated fair value is recognized in income as investment gains or losses. In December 2013, the non-marketable securities were sold to a related party, LJB Investments LLC, at book value via a note, increasing amounts due from stockholders and affiliates in the accompanying statements of financial condition.

Generally, non-marketable securities are stated at estimated fair market value, which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair values of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Due from Clearing Broker and Other Receivables

Amounts due from the clearing broker are recorded as trades and are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Other receivables are recorded after the service is provided and the revenue is fixed and determinable.

Commission, Sales, and Investment Banking Revenue

The Company recognizes revenue and expenses related to brokerage services on a trade-date basis.

Sales revenue related to hard dollar receipts is recognized as received. The timing and payment of these revenues are variable and dependent entirely upon the customer, as the Company does not have a contract with its customers.

Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and securities owned. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of marketable equity securities and non-marketable equity securities.

Securities transactions are initiated on a fully disclosed basis with Pershing. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

During 2013, two customers accounted for 38% of commissions revenue, three customers accounted for 49% of sales income, and two customer accounted for 83% of investment banking revenue.

During 2012, two customers accounted for 31% of commissions revenue, and three customers accounted for 56% of investment banking revenue.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, prepaid expenses, accrued expenses, and amounts due to/from stockholders, approximated fair value at December 31, 2013 and 2012 because of the relatively short maturity of these instruments.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be the responsibility of the stockholders. Accordingly, there would be no effect on the Company's financial statements.

If incurred, interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2013 and 2012. The Company's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. No events require disclosure based upon this evaluation.

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation.

Note 2 - Securities Owned

Marketable securities owned consist of trading and investment securities measured at fair value as follows:

	December 31, 2013	December 31, 2012
Equities	$ 2,423,454	$ 1,200,349
Fixed income bonds and related warrant rights	-	206,715
	$ 2,423,454	$ 1,407,064

Non-marketable securities include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities measured at fair value consist of the following:

	December 31, 2013	December 31, 2012
Limited liability companies	$ -	$ 615,603
Corporations	-	10,000
	$ -	$ 625,603

Note 2 - Securities Owned (continued)

In December 2013, the non-marketable securities were sold to a related party, LJB Investments LLC, at book value via a note, increasing amounts due from stockholders and affiliates in the accompanying statements of financial condition.

Note 3 - Fair Value Measurements

Accounting Standards Codification Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial assets at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment.

Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured on a recurring basis and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Investments that are included in this category for the Company include marketable securities owned, comprised of listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are included in this category for the Company include marketable securities owned, comprised of corporate bonds and related warrant rights.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category for the Company include non-marketable securities owned, comprised of limited partnership interests in corporate and private equity funds.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Note 3 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 1,577,582	$ -	$ -	$ -
Services	409,068	-	-	-
Textiles	211,680	-	-	-
Industrial goods	90,774	-	-	-
Financial	67,800	-	-	-
Health care	52,650	-	-	-
Energy	13,900	-	-	-
Total marketable securities owned	2,423,454	-	-	-
Total	$ 2,423,454	$ -	$ -	$ -

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 30, 2012:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 1,023,487	$ -	$ -	$ 1,023,487
Textiles	89,280	-	-	89,280
Financial	48,600	-	-	48,600
Consumer goods	25,791	-	-	25,791
Service	13,191	-	-	13,191
Total marketable securities owned	1,200,349	-	-	1,200,349
Corporate bonds owned	-	206,715	-	206,715
Non-marketable securities owned				
Medical	-	-	390,246	390,246
Food retail	-	-	212,000	212,000
Air transportation	-	-	13,357	13,357
Investment	-	-	10,000	10,000
Total non-marketable securities owned	-	-	625,603	625,603
Total	$ 1,200,349	$ 206,715	$ 625,603	$ 2,032,667

Note 3 - Fair Value Measurements (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Balance - December 31, 2011	$ 511,234
Total net gains or losses (realized/unrealized) included in earnings	114,369
Balance - December 31, 2012	625,603
Total net gains or losses (realized/unrealized) included in earnings	(17,767)
Transfer to Level 1	(212,000)
Purchases	4,410
Sale to a related party	(400,246)
Balance - December 31, 2013	$ -

Note 4 - Related Party Transactions

Under an arrangement between the Company and Wm Smith Special Opportunities Research Company ("WSSOR"), a company under common control, WSSOR sold research products to customers who agreed to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2012, the Company paid $310,000 for research provided to the Company. Additionally, the Company received $165,844 in identifiable commission revenue related to companies upon which WSSOR provides the research reports. During 2012, WSSOR stopped preparing and selling research and the Company began preparing research under the Company's name.

The Company shared all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $573,425 for the year ended December 31, 2012. During 2013, the Company did not allocate previously shared expenses to WSSOR.

As of December 31, 2013 and 2012, amounts receivable from WSSOR totaled $7,775 and $32,886, respectively, which are reflected in amounts due from stockholders and affiliate.

Additionally, there are amounts due from stockholders for various expenses paid on their behalf. As of December 31, 2013 and 2012, amounts receivable from stockholders totaled $869,812 and $539,115, respectively, and are reflected in amounts due from stockholders and affiliate.

Note 5 - Minimum Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2013 and 2012, the Company had net capital of $2,094,846 and $1,252,625, respectively, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.105 to 1 and 0.103 to 1 as of December 31, 2013 and 2012, respectively.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases facilities under non-cancellable operating leases. Rent expense for the years ended December 31, 2013 and 2012 was $132,333 and $146,355, respectively.

At the end of 2013, the Company moved to 3200 Cherry Creek South Drive, Denver, Colorado ("Cherry Creek") from 1700 Lincoln Street, Denver, Colorado ("Lincoln St."). The Lincoln St. lease expires October 2015 and, effective December 1, 2013, the Company sublet the space to a third party through the leases' expiration date, with the first two months free rent and the remainder monthly rental payments of $11,760. The Company shall be liable to the property owner for any non-payment by the assignee to the sublease.

As of December 1, 2013, the Company entered into the Cherry Creek lease. The lease runs through April 2018 and has an option for renewal at that time, with monthly rental payments ranging from $5,565 to $6,162.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	Cherry Creek	Lincoln St.	Subtotal	Sublease Income	Net Lease Payments
2014	$ 44,520	$ 141,867	$ 186,387	$ (126,625)	$ 59,762
2015	68,264	121,333	189,597	(118,655)	70,942
2016	70,490	-	70,490	-	70,490
2017	72,716	-	72,716	-	72,716
2018	24,486	-	24,486	-	24,486
	$ 280,476	$ 263,200	$ 543,676	$ (245,280)	$ 298,396

SUPPLEMENTARY INFORMATION

WM SMITH & COMPANY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net Capital

Stockholders' equity	$ 4,023,376
Deductions	
Securities - certain marketable securities	375,972
Due from stockholders and affiliate	877,587
Haircuts on securities	420,450
Other accounts receivable	169,000
Prepaid expenses	49,056
Property and equipment	13,726
Deposits and other	22,739
Total deductions	1,928,530
Net capital	$ 2,094,846

Aggregate Indebtedness

Total aggregate indebtedness	$ 219,507

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 14,634
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 1,994,846
Aggregate indebtedness to net capital	0.105

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2013 and the audited computation above.

WM SMITH & COMPANY

Schedule II - Exemption Claimed from the Provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2013

Exemption is claimed from the provisions of Rule 15c3-3 of the SEC under Section 153-3(k)(2)(ii) since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto, pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements of Wm Smith & Company (the "Company") as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Wm Smith & Company

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

EKS&H LLLP

February 20, 2014
Denver, Colorado

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors
Wm Smith & Company
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Wm Smith & Company (the "Company") and the SEC, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

Board of Directors
Wm Smith & Company

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 20, 2014
Denver, Colorado

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ________________, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045163 FINRA DEC
WM SMITH & CO 21*21
1700 LINCOLN ST STE 2545
DENVER CO 80203-4530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lee Poelma (303) 831-9696

2. A. General Assessment (item 2e from page 2)		$ 4,676
B. Less payment made with SIPC-6 filed (exclude interest) 07/23/2013 Date Paid		(1,729)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,947
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,947
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,947	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wm Smith & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

William S. Smith - President
(Title)

Dated the 16th day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,152,709
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	241,386
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,051,722
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	(17,767)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,020	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	7,020
Total deductions	1,282,361
2d. SIPC Net Operating Revenues	$ 1,870,348
2e. General Assessment @ .0025	$ 4,676

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